SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Quantum Fuel Systems Technologies Worldwide, Inc.
(Name of Issuer)

Common Stock, par value $0.02 per share
(Title of Class of Securities)

74765E208
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 6 Pages)

______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74765E208	13G/A	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Empery Asset Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER Warrants to purchase 3,172,578 shares of Common Stock (see Item 4)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER Warrants to purchase 3,172,578 shares of Common Stock (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Warrants to purchase 3,172,578 shares of Common Stock (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.23% (See Item 4)
12	TYPE OF REPORTING PERSON PN

CUSIP No. 74765E208	13G/A	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS Ryan M. Lane
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER Warrants to purchase 3,172,578 shares of Common Stock (see Item 4)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER Warrants to purchase 3,172,578 shares of Common Stock (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Warrants to purchase 3,172,578 shares of Common Stock (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.23% (See Item 4)
12	TYPE OF REPORTING PERSON IN

CUSIP No. 74765E208	13G/A	Page 4 of 6 Pages

1	NAMES OF REPORTING PERSONS Martin D. Hoe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER Warrants to purchase 3,172,578 shares of Common Stock (see Item 4)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER Warrants to purchase 3,172,578 shares of Common Stock (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Warrants to purchase 3,172,578 shares of Common Stock (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.23% (See Item 4)
12	TYPE OF REPORTING PERSON IN

CUSIP No. 74765E208	13G/A	Page 5 of 6 Pages

This Amendment No. 1 (this "Amendment") amends the statement on Schedule 13G filed on March 19, 2012 (the "Original Schedule 13G" and the Original Schedule 13G as amended, the "Schedule 13G"), with respect to shares of common stock, par value $0.02 (the "Common Stock"), of Quantum Fuel Systems Technologies Worldwide, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Item 4 in its entirety as set forth below.

Item 4.	OWNERSHIP.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

The Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012 filed with the Securities and Exchange Commission on November 9, 2012, indicates that the total number of outstanding shares of Common Stock as of November 2, 2012 was 47,761,119.   The percentage set forth in Row (11) of the cover page for each Reporting Person is based upon such total number of shares of Common Stock outstanding and assumes the exercise of the reported Warrants.  Pursuant to the terms of the reported warrants (the “Reported Warrants”), the Reporting Persons cannot exercise any of the Reported Warrants if, after any such exercise, the Reporting Persons would beneficially own more than 9.99% of the outstanding shares of Common Stock (the "9.99% Blocker"). At this time, the Reporting Persons are able to exercise all of the Reported Warrants without any limitation imposed by the 9.99% Blocker.

The Investment Manager, which serves as the investment manager to the Empery Funds, may be deemed to be the beneficial owner of all shares of Common Stock held by, and underlying the Reported Warrants held by, the Empery Funds.  Each of the Reporting Individuals, as Managing Members of the General Partner of the Investment Manager with the power to exercise investment discretion, may be deemed to be the beneficial owner of all shares of Common Stock held by, and underlying the Reported Warrants held by, the Empery Funds.  The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.  Each of the Reporting Individuals hereby disclaims any beneficial ownership of any such shares of Common Stock.

CUSIP No. 74765E208	13G/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  January 22, 2013

EMPERY ASSET MANAGEMENT, LP

By:	EMPERY AM GP, LLC, its General Partner

/s/ Ryan M. Lane
Name:	Ryan M. Lane
Title:	Managing Member

/s/ Ryan M. Lane
RYAN M. LANE

/s/ Martin D. Hoe
MARTIN D. HOE